EXHIBIT 21.1

SUBSIDIARIES OF REGISTRANT

AMCC (Barbados) Limited, a Barbados Corporation

AMCC (UK) Limited

AMCC France s.a.r.l.

AMCC Italia S.r.l.

AMCC Deutschland GmbH

AMCC Japan Co., Ltd.

Applied Micro Circuits Corporation Canada

AMCC Sales Corporation

AMCC China, Inc.

AMCC Switching Corporation

AMCC Switching and Network Processing Corporation.

MMC Israel, Ltd.

AMCC Interconnect Corporation

AMCC Raleigh Design Center, Inc.

MMC Networks U.K. Limited